AB 3/27/06

3/30

RECD S.E.C.
MAR 1 2006
803

06006661

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2006 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 49885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dow Jones B.D. Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Liberty Street
(No. and Street)

New York (City) New York (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Kim, Director of Accounting, Dow Jones & Company, Inc. (609) 520-5620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/18/06

OATH OR AFFIRMATION

I, Richard A. Ciuba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dow Jones B.D. Services, Inc., as of February 28, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa M. Kelly
Notary Public, State of New Jersey
No. 2298096
Qualified in Mercer County
Commission Expires March 19, 2008

Signature

President, Chief Compliance Officer
Title

Feb 28, 2006
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Stockholder of Dow Jones BD Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedule of Dow Jones BD Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. During the course of our audit, we noted that the Company did not maintain effective controls, including monitoring, over its accounting for the recognition of license fee revenue. Specifically, the method used by the Company lacked a sufficient level of precision to ensure the completeness and accuracy of all licensing fee activity. This control deficiency resulted in an underreporting of revenue and a restatement of the Company's 2004 financial statements. Accordingly, this control deficiency was determined to constitute a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006

Dow Jones BD Services, Inc.

Financial Statements and Supplemental Schedule
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Dow Jones BD Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows after the restatement described in Note 3 present fairly, in all material respects, the financial position of Dow Jones BD Services, Inc. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2006

Dow Jones BD Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 2,030,124
Accounts receivable	6,593,396
Total assets	8,623,520
Liabilities	
Other payables	72,083
Due to parent	265,142
Income taxes payable	1,005,980
Total liabilities	1,343,205
Stockholder's equity	
Common stock, par value $1 per share; authorized 1,000 shares; issued 100 shares	100
Additional paid-in capital	4,402,178
Retained earnings	2,878,037
Total stockholder's equity	7,280,315
Total liabilities and stockholder's equity	$ 8,623,520

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Income
Year Ended December 31, 2005

Revenues	
Revenues	$ 18,090,353
Total revenues	18,090,353
Expenses	
General, administrative and royalties	195,721
Total expenses	195,721
Operating income	17,894,632
Other income	30,285
Income before provision for income taxes	17,924,917
Provision for income taxes	6,594,128
Net income	$ 11,330,789

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Due From Parent	Total Stockholder's Equity
Previously reported balance, January 1, 2005	$ 100	$ 16,999	$ 3,848,080	$ (3,835,179)	$ 30,000
Restatement (Note 3)	-	-	411,513	(411,513)	-
Balance at January 1, 2005 (Restatement - Note 3)	100	16,999	4,259,593	(4,246,692)	30,000
Net income	-	-	11,330,789	-	11,330,789
Noncash distribution to parent	-	-	(3,835,179)	3,835,179	-
Contributions and other transactions with parent	-	4,385,179	-	411,513	4,796,692
Distributions to parent	-	-	(8,877,166)	-	(8,877,166)
Balance, December 31, 2005	$ 100	$ 4,402,178	$ 2,878,037	$ -	$ 7,280,315

The accompanying notes are an integral part of the financial statements.

Dow Jones BD Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flow from operating activities	
Net income	$ 11,330,789
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts receivable	(6,593,396)
Other payables	72,083
Income taxes	1,005,980
Net cash provided by operating activities	5,815,456
Cash flow from financing activities	
Distributions to parent	(8,877,166)
Due to parent	5,061,834
Net cash used in financing activities	(3,815,332)
Increase in cash	2,000,124
Cash	
Beginning of the period	30,000
End of the year	$ 2,030,124

The accompanying notes are an integral part of the financial statements.

1. Organization

Dow Jones BD Services, Inc. (the "Company") is a wholly owned subsidiary of Dow Jones & Company, Inc. (the "Parent"), a Delaware corporation.

On December 19, 1997, the Company was registered as a broker/dealer under the Securities and Exchange Act of 1934. The Company's business is limited to collecting licensing fees. It does not perform any functions typically performed by broker–dealers, such as carrying customer accounts, keeping money or securities, engaging in proprietary trading, acting as a dealer in a security, providing investment advice or extending credit to others for the purchase of securities. The Company is an associate member of the National Association of Securities Dealers.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenues, which are recognized on an accrual basis, represent license fees earned under license agreements entered into by the Company, Parent and third parties that these fees are attributed to and recorded by the Company due to their transaction-based nature pursuant to regulatory requirements (Note 4). These include fees based on the number of contracts traded on an exchange and fees based on the notional value of structured products issued by the Parent's licensees. Revenues earned by the Company but unbilled as of December 31, 2005 amounted to $5.2 million.

General and administrative expense includes allocated expenses for accounting and related support provided to the Company by the Parent.

Royalties represent expenses under a contract with the American Stock Exchange and are recognized on an accrual basis (Note 5).

The Company's cash is on deposit with one financial institution. As of December 31, 2005, the Company account balances with such financial institution exceed the federally insured limits.

Accounts receivable represents amounts due from users for licensing fees. Collateral is not generally required from users. Historically, the write-offs of bad debts have not been significant.

3. Restatement of Financial Statements for the Year Ended December 31, 2004

The Company underrecorded unbilled licensing revenue in its 2004 financial statements. Accordingly, the Company is restating its 2004 financial statements (not presented herein) which had resulted in an adjustment to retained earnings at December 31, 2004, as previously reported. Net income and due from parent has been increased by $411,513 (net of tax of $239,487).

There was no effect on previously reported net capital.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule, Rule 15c3–1 under the Securities Exchange Act of 1934 ("Exchange Act") which requires that the Company's net capital, as defined in Rule 15c3–1, shall be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in Rule 15c3–1. At December 31, 2005, the Company had net capital of $654,628 as calculated under Rule 15c3–1, which exceeded the Company's minimum net capital requirement of $89,546 by $565,082.

The Company is exempt from Rule 15c3-3 because it does not hold customer funds or securities.

5. Royalties

The Parent had an exclusive contract with American Stock Exchange ("AMEX") to use the Dow Jones Industrial Average (the "DJIA") and related trademarks with the issuance of Diamonds, an exchange–traded fund that replicates the performance of the DJIA and which is listed for trading on AMEX (the "AMEX Agreement"). In 2000, the AMEX Agreement was modified to exchange a number of points in the License Agreement for 50% royalty of all revenue received by the Parent related to licenses to use the Parent's intellectual property for trading Diamonds on other exchanges. The Diamonds fund is now traded on the following exchanges:

Boston Stock Exchange
Chicago Stock Exchange
NASDAQ
New York Stock Exchange ("NYSE")
Philadelphia Stock Exchange

In some cases, there are annual minimum amounts that these exchanges pay to the Parent for the right to use the Parent's intellectual property with trading Diamonds. These minimum amounts are not considered transaction–based, and, therefore, are not recorded by the Company, but are instead recorded by the Parent. Any per–contract license fee revenues above these minimum amounts are transaction–based, and are recorded as the Company's revenues, of which 50% is paid to AMEX. Only the NYSE has generated revenues over the minimum amounts in 2005.

As of November 1, 2005, the AMEX Agreement was assigned to State Street Band and Trust Company, N.A. ("State Street"). As a result, the above-described royalty payments are not required to be paid to AMEX as of such date.

6. Related Party Transactions

The payable due to the Parent at December 31, 2005, was $265,142. This primarily represents amounts still due with respect to the allocation of general and administrative expensed for accounting and related support provided to the Company by the Parent and tax payments made by the Parent on behalf of the Company. During 2005, the Parent contributed $4,385,179 to the Company through a reduction in payable due to parent which served to increase paid-in capital by the same amount. In 2005, the Company made distributions to its Parent totaling $12,712,345, of which $3,835,179 was noncash.

7. Income Taxes

The Company is a member of a consolidated return group that includes Dow Jones & Company Inc. (the Company's immediate parent) and other subsidiaries of Dow Jones. The Company has prepared its tax accrual on the basis of its contribution to the overall tax provision of the consolidated group. The following represents the income tax expense for the operations and is an allocation by the parent based on the results of the Company:

Current	
Federal tax expense	$ 6,101,193
State tax expense	492,935
	$ 6,594,128

The principal reason for the difference between the Company's effective tax rate and the statutory Federal income tax rate is state income taxes.

Dow Jones BD Services, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act
December 31, 2005

Supplemental schedule:

Computation of net capital	
Total ownership equity (from Statement of Financial Condition)	$ 7,280,315
Total ownership equity allowable for net capital	7,280,315
Total capital and allowable subloans	7,280,315
Other deductions and/or charges	(6,593,396)
Net capital before haircuts	686,919
Haircuts	(32,291)
Net capital	$ 654,628
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness, $1,343,205, or $5,000, whichever is greater)	$ 89,546
Excess net capital	$ 565,082
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net Capital as reported in Company's Part II (unaudited) FOCUS report	$ 858,063
Audit adjustment to record revenue, net of bad debt expense	(203,435)
Net capital per above	$ 654,628